Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-191772

Free Writing Prospectus dated November 1, 2013

Fantex, Inc.

On October 29, 2013, an email exchange took place between Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”) and reporter Katie Baker of Grantland (the “Email”).  The full text of the Email is reproduced in Annex A attached hereto.  On that following date, Grantland posted an article (the “Article”) concerning the Company.  The full text of the online article is reproduced in Annex B attached hereto.  The Email and the Article reference an initial public offering (the “Offering”) of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”) of the Company, which Offering is covered by the Registration Statement on Form S-1 (File No. 333-191772), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to its publication. Grantland is not affiliated with the Company. The Company made no payment and gave no consideration to Grantland in connection with the publication of the Article or any other articles published by it concerning the Company.  The Article quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.  With the exception of statements and quotations accurately attributed directly to Mr. French or derived from the Company’s Registration Statement, the Article represented the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Email, the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article states, “a San Francisco start-up called Fantex had filed documents with financial regulators that would supposedly enable it to offer shares of Arian Foster in an initial public offering,” and questions what it means “to be able to buy a piece of an athlete like Arian Foster?”  The article also refers to the “Arian Foster offering,” “buying a slice of the running back,” and “[Arian Foster’s] IPO price.”  Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Arian Foster, in Arian Foster, his brand or the Second Amended and Restated Brand Agreement effective as of February 28, 2013, by and between Arian Foster, The Ugly Duck, LLC and the Company (“brand contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Arian Foster brand.  The Company further clarifies that it has filed a registration statement with the SEC.

•                  The Article States, that “most of the proceeds [of the Offering] would be handed over to the running back in exchange for an ongoing 20 percent of his future earnings.”  Upon the consummation of the Offering, Fantex, Inc. would pay to Arian Foster $10 million in exchange for a 20% interest in a portion of Mr. Foster’s future brand income, as such term is defined in the brand contract, and which excludes certain other income Mr. Foster may receive in the future.

•                  The Article quotes Mr. French as making the following statements with regard to the hamstring injury suffered by Arian Foster during a regular season NFL game on October 20, 2014: “He’s gonna rest it up;” “It’s up to the Texans and their training staff and [Arian Foster]. But my understanding is, I think [Arian Foster] was classified as day-to-day, which basically means if he had to go he’d go. But we’ll see,” and “When you’re a player, you’re gonna pull muscles… You’re gonna break bones. You’re gonna do all that kind of stuff. It’s a risk factor that something becomes catastrophic and ends your playing career and your ability to earn a salary from the NFL, no doubt about that. But I view it from a long-term perspective and building a brand. And it’s irrelevant what happened to him. Just my opinion.”  The Company clarifies that Mr. French was noting that Mr. Foster’s injury has no bearing on the Company’s plan to invest in and help build Mr. Foster’s brand. Mr. French does not intend to imply that injuries would not impact necessarily the value of the Mr. Foster’s brand or the value of the tracking stock. The value of the tracking stock could depend upon many factors, including injury to Mr. Foster and such other factors discussed under the section entitled “Risk Factors” and elsewhere in the Registration Statement.

•                  The Article quotes Mr. French as saying, “we just announced [his IPO] on Thursday.”  The Company notes that this statement was not made by Mr. French and was misattributed to him.  Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Arian Foster, in Arian Foster, his brand or the brand contract. An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Arian Foster brand.

•                  The Article states, “In the prospectus, the company projects that Mr Foster will receive a salary close to his current $6.4m for seven more years, plus off-field earnings.” The Registration Statements notes that the opportunity to receive a return of capital or any profit from an investment in Fantex Series Arian Foster is dependent in large part upon Arian Foster’s ability to enter into at least one additional multi-year NFL player contract on terms that is, on an average annualized basis, economically comparable to his existing NFL player contract and on his ability over the same period and beyond to enter into and maintain endorsement contracts (or earn other brand generating income) that compensate him in amounts that are significantly in excess of compensation that he has had historically from these sources. A more detailed description of the valuation of the Arian Foster brand is available in the Registration Statement.

•                  The Article states “Advisers to Fantex include former athletes like Kerry Kittles and John Elway.”  Mr. Elway is a member of the board of directors of Fantex Holdings, Inc., our parent company (the “Parent”).  Mr. Kittles serves as an advisor to the board of directors of the Parent.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, the Offering, future ABI under the Company’s brand contract with Arian Foster, including longevity of his career, the ability to contribute to Arian Foster’s efforts to build brand value, results of operations, the intended use of the net proceeds from the Offering, prospects, growth and strategies, plans, achievements, dividends, market opportunities and the trends that may affect the Company or Arian Foster. The Company generally identifies forward-looking statements by words such as “intend,” “anticipate,” “project,” “believe,” “plan,”  “seek,” “will,” “would,” “can be,” “could,” “may,” “might,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties, which include without limitation, those discussed under the section entitled “Risk Factors” in the Registration Statement. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Emails dated October 29, 2013 between Fantex, Inc. and Katie Baker of Grantland.

Publication: Grantland

Reporter: Katie Baker

Date: October 29, 2013

Question (From Katie Baker, Grantland)

Date: 10/29/13

Time: 3:29 PM ET

“I read this with interest — http://www.bloomberg.com/news/2013-10-14/texans-running-back-arian-foster-buys-stake-in-chia-bar-maker.html

Given the timing, I’m just curious — was this a scenario that Fantex had any input on, whether in terms of connecting AF with the company, or with his decision to be compensated in stock options?”

Answer (On behalf of Fantex CEO, Buck French)

Date: 10/29/13

Time: 11:02 PM ET

“As part of our activities to enhance brand value, we intend to collaborate with our brands on brand building opportunities and we did speak with Arian Foster prior to him entering into an endorsement contract with Health Warrior.”

* * * * *

Annex B

Text of Article dated October 30, 2013 Published by the Grantland

GRANTLAND

Jocks and Bonds
Does the Arian Foster IPO really give fans a chance to buy a piece of an NFL superstar?

By Katie Baker on October 30, 2013

Arian Foster’s hamstring is his Achilles’ heel. You could assign it part of the blame for what happened in the spring of 2009, when zero teams bothered to take the University of Tennessee philosophy major (and the school’s second-all-time leading rusher) in the NFL draft after an uninspiring senior season made worse by a pre-combine injury.

Things flared up again two years later when Foster — who had signed with the Texans as a free agent and soon ascended to “poetry-writing Pro Bowl running back with chip on shoulder and heart of gold” status — posted an MRI picture of the ailing muscle on his open book of a Twitter account and caused the football community to briefly lose its mind.

Earlier this month, just days after it was announced that a San Francisco start-up called Fantex had filed documents with financial regulators that would supposedly enable it to offer shares of Arian Foster in an initial public offering, there was that damn hammy once more. It slowed Foster against the Kansas City Chiefs, then sidelined him after the first quarter. (Foster, who recorded just four carries for 11 yards against the Chiefs, didn’t practice Monday.)

This was not exactly the marketing fanfare that those involved in the curious financial transaction had been hoping for. But venture capitalists are excellent at appearing unruffled in times of significant uncertainty.

“He’s gonna rest it up,” Cornell “Buck” French, the cofounder and CEO of Fantex, said last week. “And I’m sure —”

He paused, as if remembering that we were on a phone call being recorded and transcribed for the SEC. These days, as Fantex seeks to raise just over $10 million for Foster — most of the proceeds would be handed over to the running back in exchange for an ongoing 20 percent cut of his future earnings — this sort of idle small talk about the three-time Pro Bowler could be construed as material nonpublic information.

“Well, I can’t comment on what I think,” he said. “It’s up to the Texans and their training staff and him. But my understanding is, I think he was classified as day-to-day, which basically means if he had to go he’d go. But we’ll see.”

We all knew we didn’t like it when Detroit Red Wings senior VP Jim Devellano used a metaphor to describe last year’s NHL lockout that referred to the players as “cattle.”(1) And yet, turn on sports radio or go online during the course of a season — particularly around draft day or the trade deadline — and you’ll hear language that’s really not too dissimilar. Athletes become “assets” — or “rentals,” if you have an expiring contract — while teams turn into “buyers” or “sellers.” A proud GM who made smart moves, whether through free agency or the draft, might be congratulated on his excellent “crop” or “haul.” I’ve used all these terms myself.

For a population that loves its sports so very much, we’ve never been too good at figuring out exactly how to regard and consider our athletes. Are they entertainers? Ambassadors? Long-term creditors? Robots? Role models? We hate it when they are boring and we freak out when they’re brash. We have strong opinions about them, we play video games as them, we wear jerseys made to look like they belong to them, yet rarely do we try to understand them.

(1)  “It’s very complicated and way too much for the average joe to understand,” Dellevano said, “but having said that, I will tell you this: The owners can basically be viewed as the ranch, and the players, and me included, are the cattle. The owners own the ranch and allow the players to eat there. That’s the way it’s always been and that’s the way it will be forever. And the owners simply aren’t going to let a union push them around. It’s not going to happen.”

What does it mean, then, to be able to buy a piece of an athlete like Arian Foster? Is it the logical (if creepy) extension of our fantasy-mad land, the kind of environment that has Brandon Jacobs getting death threats, disgruntled fans showing up at Matt Schaub’s home, and random schmucks weighing in on whether Adrian Peterson should play football after the death of his 2-year-old son? Is it one more uncomfortable example of what William Rhoden wrote about in his book Forty Million Dollar Slaves? Is it a lark to be funded with the dough you’d otherwise throw away betting at Bovada? Or is it just an intriguing financial transaction, no different from buying a few shares of any young business and crossing your fingers?

Has something like this ever been done before?

Kind of, though the person in question wasn’t exactly an NFL running back.

As financier David Pullman remembers it, David Bowie was a fantastic client.

“He was very supportive,” Pullman said. “I didn’t know if I could do it, and I thought I could do it, but he was a great person to work with because he wasn’t calling every day like ‘Is this gonna happen?’”

It was 1997, and Bowie didn’t want to sell his catalogue of music, a bleak path taken by so many of his peers. But mounting expenses and breakups with both his wife and his manager left him unsure of what to do next.

“He realized his songs were his babies and he didn’t want to sell them,” said Pullman, who was a 34-year-old senior vice-president at a brokerage firm at the time. “And then I came up with the idea that we could securitize them. And they said, ‘What’s securitization?’ ”

The $55 million deal Pullman structured was the first of its kind, took months to arrange, and got investment-grade ratings from the bond agencies.(2) The buyer of the so-called “Bowie bonds” would receive, for 10 years, coupon payments backed by the royalty and licensing streams of the songs on Bowie’s first 25 albums. (“They were all gold,” Pullman said. “Platinum didn’t even exist yet.”) Bowie would get the upfront cash from the issue(3) — and ultimately retain the rights to his music.

In the wake of the successful offering — Prudential Insurance bought up the whole thing, lest you were imagining Bowie bonds tucked inside every Ziggy Stardust album — Pullman began working with other artists. These included James Brown and songwriter groups like Holland-Dozier-Holland, who penned lasting hits like “Baby Love” and “Where Did Our Love Go.”(4) He remains in the royalty securitization business today, though he now keeps the deals for his own inventory rather than trying to sell them to third parties.

The Pullman bonds worked because they were fixed-income vehicles backed by an established portfolio of songs that generated mostly reliable, known cash flows. But not every experiment in the realm of outright “human capital” investing has gone quite as smoothly.

Based on work done by economists Milton Friedman and James Tobin, Yale University launched a program in the 1970s called the Tuition Postponement Option. Students who opted in could take out student loans repayable by a small percentage of their future income: 0.04 percent for every thousand bucks they borrowed. But the plan faltered; 30 years later, angry graduates were still writing checks and giving interviews to The Wall Street Journal in which they described their situation as “like getting a case of herpes … it won’t kill you, but it doesn’t make you feel good about the person who gave it to you.” A company launched in 2000 called My Rich

(2)  Other asset-backed securitization had been done, but not with what was essentially intellectual property.

(3)  He used some of it to buy out his estranged manager in order to regain ownership of several other songs of his.

(4)  Pullman and the songwriters celebrated the close of that $30 million issue with a meal at Motown Cafe on 57th Street in Manhattan, and it was there that he found future inspiration. “Right above them, on the wall, is ‘Stop in the Name of Love’ — the giant 45 record produced by them,” Pullman said. “So then I thought, What’s gonna be our next? … I look over and I saw another 45 record. It was at the entrance — ‘Ain’t Nothing Like the Real Thing.’ So we did a deal with [Nickolas] Ashford and [Valerie] Simpson. We did ‘Ain’t Nothing Like the Real Thing,’ ‘Ain’t No Mountain High Enough,’ ‘I’m Every Woman’ — which was on the Bodyguard soundtrack!”’

Uncle again sought to give out student loans repayable by future income streams, but by 2006 it had moved into the more traditional lending space and by 2009 it was bankrupt.(5)

Structurally, the Arian Foster offering has more in common with these equity-like plans than it does with Bowie bonds, which were built around songs that already existed rather than the potential of new music to come.

“It’s always hit songs that are recognized and iconic and known around the world,” Pullman said. “Billboard hits that are recognizable and continue to earn, as opposed to something that was a hit and is gonna disappear. Like, we wouldn’t do something that is new, no matter how big the song is. Because it’s only gonna go down.”

It’s hard not to think about the way in which Foster fits that latter description. He’s undeniably a current smash hit: next-level at football, intriguing off the field, magnetic, memorable, 27 years old, a vegan except (as with most vegans I’ve known) when he’s not. The people at Fantex constantly refer to him as a “trailblazer.”

Until he stopped using Twitter in March, his was a fascinating and must-follow account. He recently told Health Warrior, a company that makes chia bars, that he was more interested in investing in the company than in getting paid to be its spokesman. Dig into the Fantex SEC filing and you’ll find references to Foster’s music, his children’s books — both are actually excluded from the income streams to which Fantex will have access(6) — and a Kevin Costner movie in which he starred. His website includes a “Musings” tab that features poetry like this, called “Untitled”:

This moon bleeds light, atop a dream filled land, but most sleep amidst the sun, that’s how dreams kill man.

He was the third-fastest NFL player to rush for 5,000 yards. Everybody wanted at him in fantasy football, and now everybody grumbles that he’s not having the monster year they’d been banking on. When his contract is up in 2017 he’ll be 30, which means you have to believe one of two things: Either he’ll have slowed down big time or he’ll be quite a force indeed. (If it’s the latter, he’d be in rare company: Nearly all starting running backs in the NFL are in their twenties.)

And now this, the hamstring.

“Yes, I was watching the game,” said French. “Did I want him to get hurt? Of course not. I don’t want anyone to get hurt at the end of the day. When he went back to the locker room and we didn’t know what was happening, of course — I’ve gotten to know him well, and he’s a good human being, and we just announced [his IPO] on Thursday, so of course you’re like, Oh, great, I can only imagine what’s gonna be said.”

Plenty already had been said about Fantex even before Foster’s injury. Reuters’s Felix Salmon called all potential investors “chumps.” One Houston finance professor told Time that the whole thing has “a penny stock feel to it.” New York Magazine’s Kevin Roose wrote a piece headlined “The Age of Bullshit Investments Is Back!”

That’s because, when you look closer at the company’s SEC filing, you start to realize that at its root this isn’t really about Arian Foster, nor is it a more high-stakes version of fantasy football exactly. Buying a slice of the running back at the $10 IPO price does not give you any more ownership than buying his jersey would. (There are currently no plans, for example, for Foster to meet with investors or appear on quarterly earnings calls, and shareholders won’t have any voting rights.)

(5)  More recently, the state of Oregon gave the OK for an income-linked student loan plan for its state universities to move forward. Marginal Revolution has an excellent discussion of its drawbacks and potential.

(6)  I asked Buck French about this. “He considers certain components his creative art — not in the sense of physical art, but just in the sense of his intellectual art,” he said. “It’s more creative outlet than it is his moneymaking, and so he did not want that included or to feel that it was being encumbered by this offering.”

What it does get you is one share of a “Fantex Series Arian Foster Convertible Tracking Stock” that theoretically will benefit from his future earnings stream. Except that any actual distributions are at the discretion of Fantex, which will also take a 5 percent cut. If you want to buy or sell shares, you need to do so on Fantex’s proprietary exchange, for a brokerage commission. The stock that you own can be abruptly converted, at any time, into basic company stock. (And, again, at the discretion of Fantex.) I’d love to listen in on the customer service calls on the day that a bunch of Houston-area oil men with cash to burn wake up to find out that they’re now proud minority shareholders of an unlisted Silicon Valley venture capital—backed marketing firm.

The entrepreneur is easy to recognize when encountered,” wrote Randall Stross in his 2000 book eBoys: The True Story of the Six Tall Men Who Backed eBay, Webvan, and Other Billion-Dollar Start-Ups.(7) “This is the person who is afflicted by a monomaniacal fever, who cannot not be an entrepreneur.”

When you think about it, many entrepreneurs share a number of similarities with professional athletes (and not just a predilection for hoodies or the phrase “at the end of the day”). A breakout success early in life — say, spending $6.7 million on a stake in eBay that would be valued at $5 billion two years later, or having a 1,600-plus-yard rushing season at age 24 — can be the platform that launches a career. But it can also become, for better or worse, the only thing that defines you. For every hit, there are multiple soul-crushing misses. Hard work and luck have a chicken-and-egg relationship, and the distinction between being the best and just being the best-positioned is often hard to spot.

You have to be nimble, to adapt to the arena you’re in and the rules governing play. For example, a recent loosening of financial restrictions known as the JOBS Act now allows companies defined as “emerging growth” much more regulatory wiggle room as they get off the ground. Among other things, an upstart like Fantex can market itself to investors more broadly and with less underlying information than the SEC required in the past.

There’s a scene in eBoys in which Beirne’s colleagues at Benchmark talk about the reaction of Meg Whitman’s husband to the idea of his wife helming eBay.

“What did her husband object to?” asked Andy Rachleff.

“I think he thought it could be a faddish kind of thing. Here’s an interesting statistic for you. They did two million dollars in Beanie Babies in December!” Kagle laughed. “Which, in one point of time, is really exciting” — and, continuing to laugh but with a nervous hiccup — “and another point in time, pretty scary! He was concerned that we might have something here that is sort of a classic consumer cycle.”

“Is he qualified to understand?” Harvey asked. Kagle and Rachleff answered simultaneously: “He’s a brain surgeon!” Yes, he was probably smart enough to take this in.

As the laughter subsided, Rachleff asked, “But does he have it in perspective?”

It’s a funny image — you imagine it looking something like this — but it illustrates a real concern when it comes to these sorts of investments. There are some protections built into the Fantex offering — investors with less than $50,000 in annual gross income or net worth will be limited to a $2,500 maximum investment — but by and large, the IPO seems designed to target the opposite of sophisticated institutional investors who “have it in perspective.” It’s set up for average fans in almost the same way a pro sporting event might be — to draw them in, get them to buy a ticket to the game, and then watch the marked-up soft drink and shirsey sales roll in.

First, though, they have to raise the money. If the 1,055,000 Fantex Series Arian Foster Convertible Tracking Stock shares aren’t all spoken for, the Arian Foster IPO will not take place. And if they are? He’ll be the business model’s first test case — which, it should be pointed out, aligns quite nicely with the “trailblazer” image that is part of the personal brand profile Fantex has developed for him. If it works out, the company hopes to offer similar IPOs for other athletes as well as musicians and actors.

(7)  One of these six men was David Beirne, a former general partner at Silicon Valley venture capital powerhouse Benchmark Capital and a cofounder of Fantex with Buck French and David Mullin.

Comparisons have been made between Fantex and a company like Protrade, which allowed users to buy and sell virtual athlete stocks(8) and was founded by Michael Kerns, now a senior vice president at Yahoo, and Jeff Ma, one of the MIT students whose card-counting Vegas escapades were featured in Bringing Down the House.

But when you read this 2007 Michael Lewis article about the company, you can see a key difference — namely, that Protrade was actually about the sports. Kerns used terms like “quantify the value of an assist that leads to a dunk,” but phrases out of Fantex focus more on “core brand attributes” and actually seem to play down the NFL aspect. When French did bring up Foster’s pro football career in our conversation, it was almost entirely in the context of brand exposure. When I asked if he related with athletes at all as a self-made person himself, he said he identified with “the building component of it.” (His answer also included the phrases “leverage that platform,” “shape a brand,” and “at the end of the day.”)(9)

While Fantex’s 20 percent cut of the remainder of Foster’s existing NFL contract only makes up a fraction of his IPO price, many of his endorsement deals, Under Armour among them, are due to expire in 2014, priming him for a payday. But French made a point to note that his company doesn’t work on commission and so isn’t just looking to rack up any old one-off deals going forward; it’s got a longer-term investment horizon in mind.(10)

Advisers to Fantex include former athletes like Kerry Kittles and John Elway.(11) “Fantex represents a powerful new opportunity for professional athletes,” Elway said in a statement last week, “and I wish it were available during my playing days.” The Fantex model can be looked at as an insurance policy of sorts to pros, particularly in the NFL, where contracts are not guaranteed and the average career length is less than four years. But many athletes already struggle with managing their highly lumpy career earnings; this structure, with its large initial cash infusion followed by a 20 percent cut on income going forward, could only serve to exacerbate that. (French said athletes tend to get “swept up in this generalization” and that “the minority make it seem like they’re the majority.” He added that the company does extensive due diligence on personal finances.)

We all love Arian Foster, but just like the running back himself, things can turn on a dime. In his 2007 piece about Protrade, Lewis wrote: “Tiger Woods is a prime candidate to launch the new market. But Tiger Woods’ financial future is secure; he’s the sports equivalent of a blue-chip stock.” (He would soon turn into more of a … speculative investment.) The “Risks” section of the SEC filing on Foster makes mention of his recent admission that he received money while at the University of Tennessee as an example of where Fantex’s diligence failed to turn things up.(12)

And then there’s the hamstring.

“When you’re a player, you’re gonna pull muscles,” French said. “You’re gonna break bones. You’re gonna do all that kind of stuff. It’s a risk factor that something becomes catastrophic and ends your playing career and your ability to earn a salary from the NFL, no

(8)  Also often mentioned in the same breath is the Hollywood Stock Exchange, which very nearly became an actual futures market.

(9)  French used the phrase “activate the brand” so many times that I actually Googled it to make sure I wasn’t missing anything.

(10)  I asked the Fantex folks if they had anything to do with Foster wanting an investment stake, rather than a standard endorsement fee, from the chia bar company. While they wouldn’t speak to the specific nature of their involvement in those negotiations, they did say this: “As part of our activities to enhance brand value, we intend to collaborate with our brands on brand-building opportunities, and we did speak with Arian Foster prior to him entering into an endorsement contract with Health Warrior.”

(11)  This isn’t the first time Elway has teamed up with cofounder Beirne; in the ‘90s, he was one of the headlining athletes, along with Michael Jordan and Wayne Gretzky, on an e-commerce venture backed by Beirne called MVP.com.

(12)  “While it is difficult to assess the reputational harm of such a disclosure,” it reads, “an athlete’s, entertainer’s or other high profile individual’s failure during our due diligence process to reveal all relevant information prior to our entering into the brand contract with such athlete, entertainer or other high profile individual may result in an inaccurate assessment of such contract party’s projected brand value potentially leading to acquisitions that may not be profitable.”

doubt about that. But I view it from a long-term perspective and building a brand. And it’s irrelevant what happened to him. Just my opinion.”

As the no. 1 standard investing disclosure has always gone, however, past performance is no guarantee of future results.

The text below was published alongside the Article.

Understanding the Foster IPO

Fantex is seeking to issue 1,055,000 shares of Arian Foster tracking stock at $10 apiece, for a total of $10.55 million raised — $10 million of which would go to Foster himself. In turn, Foster will owe Fantex 20 percent of his future income (with a few exceptions).

What would happen if …

… Foster signs a $5 million endorsement deal?

Twenty percent of the funds, or $1 million, would be owed by Foster to Fantex. Of this, 95 percent would be “attributed” to the Arian Foster tracking stock — though no actual cash payments would be guaranteed — while the other 5 percent would be “attributed” to Fantex generally. (The idea is that the company will ultimately amass multiple athlete or entertainer contracts, and 5 percent of each of their earnings would be assigned to a common company pool.)

… Foster’s hammy never heals?

Fantex would still pursue a buildout of Foster’s personal brand; maybe it would try to get him a gig on an NFL show. But if his brand ever truly dwindled to nothing, stockholders would likely see their shares converted to Fantex common stock.

… Foster scores seven touchdowns in the Super Bowl?

The price of his stock on the Fantex secondary exchange would ostensibly rise because people would anticipate higher future earnings through endorsements and contracts. However, as with any stock price, this is subject to fluctuations that make little or even no sense.

… Foster decides he hates football and retires at the end of the season?

Per the agreement, if Foster retires in the next two years for any reason other than illness or injury, he is responsible for paying back to Fantex the funds raised in his IPO.

… Foster joins the cast of, say, the next X-Men movie?

He would not owe Fantex any cut of his earnings unless he was playing either himself or a generic football player. (In other words, if he plays Wolverine, the money is entirely his.)